

November 14, 2013

VIA FEDERAL EXPRESS AND E-MAIL

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 1539 7th Street NW, LLC ("Fundrise" or the*
> *"Company") Amendment No. 3 to Regulation A Offering*
> *Statement on Form 1-A Originally Filed on August 2, 2013*
> *File No. 024-10360*

Dear Mr. Dang:

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated November 12, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "**Form 1-A**"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text. For your review, we have included, as Exhibit A, Amendment No. 3 to the Form 1-A.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC.

General Repurchase Right, page 4

1. *You indicate that if all units are repurchased, then you will have to obtain an independent appraiser. In a partial repurchase, please revise to clarify how units will be valued and discuss how the units will be selected or if you will repurchase a pro rata number from investors. Also, discuss how unpaid distributions will be handled in a repurchase.*

Response: Pursuant to Section 6.6 of the Operating Agreement, the Company has the right for a partial repurchase of Units; however, Fundrise has no intention, and expressly affirms, that the repurchase right shall not be exercised for a partial repurchase of shares. In response to the Staff's comment, Fundrise has revised disclosure accordingly under "General Repurchase Right" on page 4 to clarify that it will not exercise the general repurchase right for less than all of the outstanding shares, and also to better describe how the repurchase price, including unpaid distributions, for Class C Members shall be determined.

Investors are subject to the obligations and representations..., page 12

2. *Please tell us why you are referring to a "private placement memorandum."*

Response: In response to the Staff's comment, the typographical errors on page 12 have been corrected.

The Manager, page 20

3. *We note your response to comment 3 of our comment letter dated September 25, 2013. Please revise your disclosure to explain what is included in the "cash investment of the Members in the Property" which is used to calculate the asset management fee and confirm if the $3,458.20 is only the amount incurred to date. In addition, please add disclosure regarding the reimbursement of expenses that may be sought by the asset manager, which you discuss on page 32.*

Response: The "cash investment of the Members in the Property" is solely comprised of the adjusted capital balances of Members in the Property for the relevant period. Fundrise has clarified the disclosure on pages 20 accordingly. The asset management fee amount of $3,458.20 was the amount accrued as of May 31, 2013. As of November 14, 2013, accrued amount of asset management fees is $6,841.87. Fundrise has revised its disclosure on pages 20 – 21 to provide the asset management fees accrued up to November 14, 2013.

In addition, in response the Staff's comment, the Company has included disclosure regarding how the asset manager may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which may be in excess of $11,000 annually.

4. *In connection with the preceding comment, please clarify why the development fee includes the cost for acquiring the property even though the acquisition fee is already based on the purchase price of the property. Also, explain why the development fee monthly reimbursements are equal to 3 times the multiple of direct hourly wages. Finally, please clarify if the leasing fee is paid monthly or up front upon the execution of a lease.*

Response: The development fee includes the cost of acquiring the property as there are significant costs of pre-acquisition and due diligence work that the developer, Rise Development, incurred up through the acquisition. The developer incurs costs for work throughout the development process, from pre-acquisition through stabilization, and must be compensated as such. This practice is standard in the real estate development industry.

The monthly development fee reimbursements are equal to 3 times the multiple of direct hourly wages as a way to cover the costs of executing the development of the property. The monthly development fee reimbursements are equal to 3 times the multiple of direct hourly wages because the costs of each employee, in addition to salary, include company overhead, administration, office space, taxes, etc., and is the industry standard for the reimbursement of such costs.

The leasing fee is a budgeted amount that may be paid up front or may follow another structure, depending on the future tenant and the lease terms negotiated with the tenant's leasing broker. While timing of the leasing fee payment may vary depending on the leasing broker, as is industry norm, it is industry practice to pay half of the leasing fee at least execution and the other half of the leasing fee when the tenant opens its business. Fundrise expects that any leasing fees incurred will be paid in such manner.

In addition, in response to the Staff's comment, Fundrise has updated the disclosure to include the amount of development fees that have accrued as of November 14, 2013.

Distributions, page 27

5. *After accrued preferred returns are fully paid, it appears that you could reduce the capital balance of Class C members with additional payments. Please tell us if the preferred return will still be accrued based on the original contributions or will it be accrued based on the reduced capital balances in subsequent months.*

Response: Preferred Returns accrue based on the original capital contributions of each Class C Member and are not reduced by any reductions to their respective capital balances.

Plan of Distribution, page 41

6. *We note your disclosure on the cover page of the offering circular that Benjamin Miller and Daniel Miller will offer the securities in reliance o the safe harbor set out in Rule 3a4-1 under the Securities Exchange Act. Please revise your disclosure here to set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1.*

Response: In response to the Staff's comment, the Company has revised the disclosure in the "Plan of Distribution" section, and elsewhere where appropriate, to describe the basis on which Benjamin and Daniel Miller will meet the safe harbor provisions set out in Rule 3a4-1.

Each of Benjamin Miller and Daniel Miller will rely on the safe harbor under Exchange Act Rule 3a4-1(a)(4)(iii) in their participation in sales of the Units. The basis for their reliance on the safe harbor is as follows: Neither of Benjamin Miller or Daniel Miller is subject to a statutory disqualification, as defined in Securities Act Section 3(a)(39), nor will either be compensated in connection with his participation in sales of the Units.

Benjamin Miller is not an associated person of a broker or dealer and his activity in connection with sales of the Units will be entirely passive, as the Units will be offered and sold through the Fundrise platform. Benjamin Miller's activity will be restricted to preparing written communications and responding, either orally or in writing, to inquiries of potential purchasers where such responses are limited to information found in the Regulation A offering documents filed with the Commission. In addition, Benjamin Miller may provide ministerial support related to effecting transactions in the Units.

While Daniel Miller is an associated person of a broker-dealer, his activity with respect to the offering will be in his capacity as a co-manager of the Manager, that is, he will be acting as an associated person of the issuer. Daniel Miller will participate in sales of the Units in the same passive capacity as Benjamin Miller described above. The broker-dealer with which Daniel Miller is associated will not participate in the sales of Units, but will treat the activity as a private securities transaction by Daniel Miller under NASD Rule 3040. Because of the passive nature of his role, Daniel Miller will not solicit investors, including former clients, for purchases of the Units; nor will he rely in any manner on prior investor relationships.

The Commission has noted that the safe harbor under Rule 3a4-1 is non-exclusive and that "there may be other facts and circumstances that justify a conclusion that registration as a broker-dealer is not required even though all the conditions of the Rule have not been satisfied." SEC Release No. 34-22172 (June 27, 1985), at 5. Indeed, Rule 3a4-1(b) indicates that a presumption does not arise that an associated person of an issuer has violated the Exchange Act where the conditions specified in the rule have not been met.

Because each of Mssrs. Miller are co-managers of the issuer, their activity fits appropriately within the Rule 3a4-1 safe harbor. Daniel Miller's association with a broker-dealer is the sole factor that is not met under the safe harbor and because of the passive nature of his activity and the method by which investors are solicited via the Fundrise platform, we believe the fact that he does not meet this single factor is not dispositive of his ability to participate in the offering pursuant thereto. In addition, we note that Benjamin and Daniel Miller activities are directly analogous to recent no-action guidance provided in *FundersClub Inc. and FundersClub Management*, SEC No-

Action Letter (March 26, 2013) and *AngelList LLC and AngelList Advisors LLC*, SEC No-Action Letter (March 28, 2013). In these letters staff in the Division of Trading and Markets granted no-action relief from broker-dealer registration to certain entities and their personnel providing an online platform for investing in startup companies. Staff based the no-action relief on factors similar to those set forth in Rule 3a4-1(a)(4)(iii), but did not comment or condition the relief upon any of the individuals *not* being associated persons of a broker-dealer.

* * *

We appreciate the Staff's comments and request the Staff contact either Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile) or ben@fundrise.com (email) with any questions or comments regarding the enclosed documents.

Sincerely,



Benjamin S. Miller
Manager, Fundrise Manager 1539 7th Street NW, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise Manager 1539 7th Street NW, LLC

        Robert Plesnarski

        Bjorn J. Hall